Exhibit 99.1

Eco Wave Power Reports Q3 2026 Results: Net Loss Reduced by 47% and Operating Expenses by 25% Year Over Year, Alongside Major Commercial and AI Milestones

Nine-Month Net Loss Reduced by 24%, Operating Expenses by 14% and Net Financial Expenses by 80%; Citadel-Affiliated Entities Disclose Beneficial Ownership; First Purchase Order from Fortune 500 Energy Giant Bharat Petroleum; AI-Powered Digital Twin Collaboration Advances from September Agreement to First-Phase Completion in November; Potential Port of Los Angeles Commercial-Scale Expansion and Progress Toward 1 MW Portugal Installation

STOCKHOLM, Sweden – November 3, 2026 – Eco Wave Power Global AB (publ) (Nasdaq: WAVE) (“Eco Wave Power” or the “Company”), a leading onshore wave energy technology company, is pleased to report its financial results for the third quarter and nine months ended September 30, 2026, highlighting significant improvements in financial performance, continued progress toward commercial-scale wave energy deployment, and important milestones in the development of artificial intelligence and Digital Twin technologies.

During the third quarter of 2026, Eco Wave Power reduced its net loss by approximately 47% year-over-year, while operating expenses declined by 25%. The Company also recorded net financial income of $137 thousand during the quarter, compared with net financial expenses of $108 thousand in the corresponding period of 2025.

For the nine months ended September 30, 2026, the Company achieved a 24% reduction in net loss, a 14% decrease in operating expenses and an 80% reduction in net financial expenses compared with the corresponding prior-year period.

Alongside these financial improvements, Eco Wave Power continued advancing its global project portfolio, including a first purchase order from Bharat Petroleum Corporation Limited (“BPCL”) in India, preparations for its planned 1 MW wave energy installation in Portugal, and preliminary licensing-related discussions for a potential commercial-scale wave energy project of up to 60 MW at the Port of Los Angeles.

The Company also significantly advanced its artificial intelligence strategy. Following the signing of a collaboration agreement with Germany-based AI engineering GmbH in September 2026, Eco Wave Power announced on November 2, 2026, the successful completion of the first phase of its AI-powered Digital Twin development program.

These developments were complemented by a formal support letter from NVIDIA Networking for the Company’s proposed Digital Twin and Energy-Aware Computing research initiative.

Management Commentary

Stronger Financial Performance, Commercial Progress and AI-Driven Innovation

During the third quarter of 2026 and the subsequent period, Eco Wave Power continued executing a disciplined strategy focused on financial efficiency, commercialization of its proprietary wave energy technology and the development of increasingly intelligent and scalable energy systems.

The Company made progress across its international project portfolio while expanding its activities at the intersection of renewable electricity generation, artificial intelligence and next-generation energy infrastructure.

Key Financial, Operational and Strategic Highlights:

●	47% Reduction in Quarterly Net Loss: Net loss decreased to $529 thousand in Q3 2026, compared with $996 thousand in Q3 2025, reflecting improved financial performance.

●	25% Reduction in Quarterly Operating Expenses: Operating expenses declined to $666 thousand in Q3 2026, compared with $888 thousand in the corresponding quarter of 2025.

●	Improved Quarterly Financial Result: The Company recorded net financial income of $137 thousand during Q3 2026, compared with net financial expenses of $108 thousand in Q3 2025, representing a favorable year-over-year swing of $245 thousand. This change was primarily attributable to a decrease in loss from foreign exchange differences.

●	Improved Nine-Month Financial Performance: For the nine months ended September 30, 2026, net loss declined by approximately 24%, operating expenses decreased by 14%, and net financial expenses were reduced by 80%.

●	Solid Financial Position: As of September 30, 2026, Eco Wave Power held approximately $7.68 million in total cash and short term bank deposits, including restricted deposits, providing financial resources to support its ongoing technology-development initiatives.

●	Institutional Investor Disclosure – Citadel: Following the Company’s $4.0 million registered direct offering in June 2026, a Schedule 13G filed with the U.S. Securities and Exchange Commission in October identified Citadel Advisors LLC, Citadel Securities LLC and other affiliated reporting persons in connection with beneficial ownership of Eco Wave Power securities.

●	India – First Purchase Order from Bharat Petroleum: In October 2026, BPCL, one of India’s largest energy companies and a Fortune 500 corporation, issued its first purchase order for a comprehensive site assessment related to a planned wave energy pilot installation at its Marine Oil Terminals in Mumbai.

●	AI Engineering Agreement Signed During Q3: In September 2026, Eco Wave Power U.S. signed an agreement with Germany-based AI engineering GmbH to develop an AI-powered Digital Twin platform for the Company’s proprietary wave energy technology.

●	AI-Powered Digital Twin – First Phase Successfully Completed: On November 2, 2026, the Company announced completion of Phase 1, establishing a physics-based model of the interaction between ocean waves and Eco Wave Power’s floaters, together with initial machine-learning capabilities for energy and load forecasting. In September 2026, NVIDIA Networking, a subsidiary of NVIDIA Corporation, issued a formal letter supporting Eco Wave Power’s proposed Digital Twin and Energy-Aware Computing research initiative submitted to the Israel Innovation Authority.

●	United States – Potential Port of Los Angeles Expansion: Following the successful completion of its U.S. pilot project, Eco Wave Power held an initial licensing-related discussion with AltaSea and commenced preparing a presentation for the Port of Los Angeles regarding a potential commercial-scale installation of up to 60 MW.

●	Portugal – Progress Toward First 1 MW Installation: APDL commenced rehabilitation works at the Barra do Douro breakwater and provided a support letter for the Company’s request to extend its grid-connection deadline. Eco Wave Power is targeting construction commencement in 2027, subject to site readiness and applicable approvals.

●	Israel – Continued Operational Reliability: The Company’s grid-connected Jaffa Port station continued demonstrating increased production during stronger wave conditions and maintained zero downtime attributable to the Eco Wave Power system since the beginning of 2025.

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●	Rhode Island – Exploring Additional U.S. Opportunities: Eco Wave Power expanded its engagement with U.S. coastal stakeholders through participation in the inaugural Futures: Ocean Forum in Rhode Island, building on previous U.S. coastline feasibility work conducted with Shell Marine Renewable Energy.

●	Taiwan – Continuing Suao Port Preparations: Eco Wave Power continues coordinating with its local partner and Suao Port regarding the remaining approvals required to commence installation activities.

Together, these developments reflect the Company’s continued focus on three complementary priorities: commercializing wave energy, developing intelligent and scalable technology, and maintaining financial discipline to support sustainable long-term growth.

Stronger Financial Performance and Continued Institutional Investor Interest

$4 Million Financing at a Premium to Market and Citadel Beneficial Ownership Disclosure

On June 29, 2026, Eco Wave Power announced the successful closing of a $4.0 million registered direct offering with a single institutional investor.

The offering consisted of 400,000 American Depositary Shares (“ADSs”) at $10.00 per ADS, representing a 10.7% premium to the previous Nasdaq closing price.

In connection with the transaction, the investor also received warrants to purchase up to 300,000 additional ADSs at an exercise price of $12.00 per ADS, representing a 32.9% premium to the previous Nasdaq closing price.

The financing strengthened the Company’s financial resources and supported the continued advancement of its international project portfolio and technology-development initiatives.

Subsequently, on October 6, 2026, a Schedule 13G filed with the U.S. Securities and Exchange Commission identified Citadel Advisors LLC, Citadel Securities LLC and other affiliated reporting persons in connection with beneficial ownership of Eco Wave Power securities as of June 30, 2026.

The filing reported aggregate beneficial ownership of approximately 9.99% at the Kenneth Griffin reporting-person level, calculated in accordance with the filing’s methodology and including certain securities issuable upon exercise of warrants.

Eco Wave Power believes that maintaining access to institutional capital and public equity markets is an important component of its strategy as it progresses toward larger commercial installations and continues investing in technology innovation.

AI and Digital Innovation: From September Collaboration Agreement to Successful First-Phase Completion

September 2026: Launching the AI-Powered Digital Twin Collaboration with AI engineering GmbH

During the third quarter, Eco Wave Power achieved an important technological milestone with the formal launch of its AI-powered Digital Twin development program.

On September 2, 2026, the Company announced that its wholly owned U.S. subsidiary, Eco Wave Power U.S. Inc., entered into an agreement with Germany-based AI engineering GmbH to develop a physics- and data-driven Digital Twin platform for Eco Wave Power’s proprietary wave energy technology.

The collaboration advances Eco Wave Power’s strategy to integrate artificial intelligence, advanced physics-based simulation, machine learning and real-world operational data into the design, monitoring and optimization of its wave energy systems.

Both Eco Wave Power U.S. and AI engineering GmbH are members of the NVIDIA Inception program.

Under the agreement, the companies commenced Phase 1 of the “Eco Wave Power – Digital Twin & Energy-Aware Computing” project.

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The initial phase focused on developing a physics-based digital representation of the interaction between ocean waves and Eco Wave Power’s proprietary floaters.

The project incorporated AI engineering’s advanced simulation capabilities, including its PAMICS technology, to evaluate wave loading, floater movement, structural forces and potential electricity generation under different sea conditions.

The collaboration also included initial machine-learning development intended to support energy and load forecasting.

Importantly, the companies began evaluating how Digital Twin models could be adapted to future project locations experiencing different wave conditions, potentially enabling Eco Wave Power to transfer engineering knowledge and technological insights across its expanding international portfolio.

November 2026: Successful Completion of Phase 1

Just two months after announcing the collaboration, Eco Wave Power and AI engineering successfully completed the first phase of the Digital Twin program.

On November 2, 2026, Eco Wave Power announced that Phase 1 had established a physics-based digital model of how ocean waves interact with the Company’s proprietary floaters.

The completed work included simulations of wave loading, floater movement, structural forces and potential energy generation under varying sea conditions, together with initial machine-learning capabilities for energy and load forecasting.

The project also evaluated how the model could be adapted to future sites with different wave conditions.

Eco Wave Power believes this achievement establishes an important digital foundation for developing increasingly intelligent, predictive and scalable wave energy systems.

The progression from signing the agreement in September to completing Phase 1 in November demonstrates tangible execution of the Company’s artificial intelligence strategy.

Rather than limiting AI to a conceptual future application, Eco Wave Power is working to integrate advanced simulation and machine-learning tools into the engineering processes that support the development and commercialization of its technology.

The Company believes these capabilities could ultimately contribute to improved engineering decisions, accelerated design optimization, predictive maintenance and more efficient deployment of larger commercial wave energy installations. In September 2026, Eco Wave Power received an important expression of support for its artificial intelligence development strategy. NVIDIA Networking (Mellanox Technologies Ltd., a subsidiary of NVIDIA Corporation) provided a formal support letter for Eco Wave Power’s proposed “Digital Twin & Energy-Aware Computing” research initiative submitted to the Israel Innovation Authority.

The letter further stated that, should the project receive funding, NVIDIA Networking intends to assist Eco Wave Power in achieving the project’s mission, subject to a mutual written agreement between the companies. Eco Wave Power views this formal support as an important development in its efforts to combine renewable electricity generation with advanced artificial intelligence, simulation and intelligent energy-management technologies.

Building on Increased Recognition Within NVIDIA’s Global AI Ecosystem

The AI engineering collaboration and subsequent completion of Phase 1 build on Eco Wave Power’s growing visibility within NVIDIA’s global technology ecosystem throughout 2026.

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In March 2026, Eco Wave Power’s technology was featured during a keynote presentation by NVIDIA Founder and Chief Executive Officer Jensen Huang at GTC San Jose.

In May 2026, Eco Wave Power announced that its wholly owned U.S. subsidiary had joined the NVIDIA Inception program.

On June 2, 2026, the Company’s technology was featured for a second time during Jensen Huang’s keynote presentation at GTC Taipei.

In June 2026, NVIDIA also published a dedicated corporate blog titled “Eco Wave Power Turns Waves Into Watts With NVIDIA AI Infrastructure and Digital Twins.”

The feature explored how NVIDIA AI infrastructure, accelerated computing and NVIDIA Omniverse libraries could support Digital Twins of wave energy systems, predictive optimization and, over the longer term, applications involving energy-intensive computing and ocean-powered data centers.

As part of the Digital Twin collaboration with AI engineering, the companies are utilizing NVIDIA Omniverse for Digital Twin visualization and simulation workflows, NVIDIA Warp within the simulation and modeling toolchain, and NVIDIA-accelerated computing infrastructure to support high-fidelity simulation and machine-learning development.

Eco Wave Power believes the integration of these technologies could help make its wave energy systems increasingly predictable, efficient and scalable.

Roadmap for Further Digital Twin Development

With Phase 1 successfully completed, Eco Wave Power and AI engineering have established a roadmap for potential subsequent development stages.

●	Phase 2: Expanding the Digital Twin to model the Company’s hydraulic and mechanical energy-conversion system.

●	Phase 3: Connecting the Digital Twin to real-world operational sensors, environmental conditions and actual electricity-generation data.

●	Phase 4: Introducing a broader machine-learning operational layer designed to support energy forecasting, system-behavior prediction and increasingly intelligent operational optimization.

The Company believes this roadmap could ultimately support more efficient technology development, improved system performance and greater scalability across its international project portfolio.

From Intelligent Wave Energy to Future AI Data Center Applications

Beyond improving its own technology, Eco Wave Power sees a significant potential opportunity arising from the rapidly growing electricity requirements of AI and data-center infrastructure.

As AI data centers expand globally, Eco Wave Power believes that renewable electricity generated from existing coastal infrastructure could become an additional source of energy for facilities located near suitable shorelines.

The Company is currently engaged in discussions with a number of data-center developers and infrastructure partners regarding potential wave energy integration into future coastal and nearshore data-center projects.

In parallel, Eco Wave Power is working to develop technologies intended to support secure electricity connections between wave-energy systems and data-center infrastructure, together with trusted measurement, verification and settlement mechanisms for electricity supplied.

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The Digital Twin could add an important layer of intelligence by forecasting periods of higher and lower wave-energy generation.

This information could potentially be integrated with electricity demand, energy storage and other power sources, helping computing infrastructure coordinate its electricity consumption with renewable-energy availability.

Eco Wave Power believes the combination of AI-powered forecasting, renewable electricity generation and intelligent energy infrastructure could create important opportunities as the global AI economy continues expanding.

Israel: Jaffa Port Demonstrates Increased Power Generation During Stronger Wave Conditions

Eco Wave Power continues operating Israel’s first grid-connected wave energy power station at Jaffa Port, known as the EWP-EDF One project.

The installation generates renewable electricity from ocean waves and exports most of its production directly into Israel’s national grid under a Power Purchase Agreement with the Israel Electric Corporation, while a portion is used for on-site consumption.

The project, recognized as a “Pioneering Technology” by Israel’s Ministry of Energy, continues serving as an important platform for validating the Company’s technology and collecting real-world operating data. On August 17, 2026, Eco Wave Power published updated production results highlighting increased electricity generation during stronger wave conditions. These results demonstrate the relationship between wave conditions and electricity generation and provide valuable operating information for optimizing future commercial-scale installations.

Importantly, the Jaffa Port station has maintained zero downtime attributable to the Eco Wave Power system since the beginning of 2025, reflecting the Company’s continued focus on operational reliability.

The Company’s technology is designed so that most of the energy-conversion equipment remains accessible on existing coastal infrastructure, while the floaters interact directly with the waves.

Eco Wave Power believes this infrastructure-integrated approach can provide advantages in accessibility, maintenance and scalability compared with technologies that require more extensive offshore equipment installations.

The Jaffa Port station is also playing an increasingly important role in Eco Wave Power’s technology-development strategy.

The Company is using its growing operational dataset to support system optimization, predictive maintenance and AI-powered Digital Twin development. As Eco Wave Power progresses toward larger commercial installations, management believes that combining real-world operating data with advanced simulation and machine-learning capabilities could improve engineering decisions, electricity-generation forecasting and system performance.

United States: Port of Los Angeles Pilot Success Supports Potential Commercial Expansion of Up to 60 MW

Eco Wave Power continued advancing its U.S. commercialization strategy following the successful completion of its pilot project at the Port of Los Angeles, developed in collaboration with AltaSea and Shell Marine Renewable Energy.

In March 2026, the Company successfully completed and submitted its final project report, fulfilling all contractual milestones under the pilot agreement.

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The project demonstrated the feasibility of installing Eco Wave Power’s patented wave energy technology on existing U.S. port infrastructure while providing important experience in engineering, installation, permitting and regulatory processes.

The pilot remains an important demonstration of the Company’s technology and its potential application within existing coastal infrastructure.

Building on this achievement, Eco Wave Power has initiated preliminary licensing-related discussions concerning a potential commercial-scale wave energy installation of up to 60 MW at the Port of Los Angeles. The Company held its first licensing kick-off discussion with AltaSea and has commenced preparing an initial presentation intended for submission to the Port of Los Angeles.

This presentation is expected to provide a preliminary basis for evaluating potential installation locations, project scale, marine infrastructure requirements and the licensing process for a larger commercial development. The potential expansion remains at an early stage and would be subject to additional technical feasibility assessments, licensing, permitting, financing and other required approvals.

Nevertheless, Eco Wave Power believes that progressing from a successfully completed pilot toward discussions regarding a potential commercial-scale installation represents an important opportunity to leverage its existing U.S. operating and regulatory experience.

California’s SB 605 Report Highlights Eco Wave Power’s Port of Los Angeles Pilot

During July 2026, Eco Wave Power highlighted its inclusion in California’s Final Consultant Report on Sea Space Analysis for Wave and Tidal Energy, prepared for the California Energy Commission as part of the State’s Senate Bill 605 initiative.

The report specifically references Eco Wave Power’s Port of Los Angeles pilot project as part of California’s assessment of existing marine renewable energy developments and future commercialization opportunities.

The report notes the Company’s receipt of a U.S. Army Corps of Engineers Nationwide Permit and the deployment of its wave energy technology at AltaSea at the Port of Los Angeles.

The SB 605 process represents a comprehensive statewide evaluation of wave and tidal energy resources, suitable deployment locations, electrical infrastructure, environmental considerations, ocean-use conflicts, monitoring strategies and commercialization pathways.

Eco Wave Power believes that California’s continued assessment of marine renewable energy, together with the Company’s successful pilot project, provides an encouraging foundation for potential future commercial deployments.

Unlike offshore marine renewable energy technologies that require seabed installations, Eco Wave Power’s technology is designed to integrate with existing man-made coastal infrastructure, including breakwaters, jetties, piers and port structures.

The Company believes this approach could help simplify installation and maintenance while reducing potential environmental and ocean-use impacts.

Rhode Island: Exploring Additional U.S. Commercial Wave Energy Opportunities

During September 2026, Eco Wave Power continued expanding its engagement with U.S. coastal stakeholders through activities in Rhode Island.

On September 24, 2026, Founder and Chief Executive Officer Inna Braverman participated as an invited Luminary Speaker at the inaugural Futures: Ocean Forum in Newport, Rhode Island.

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The forum brought together leaders from government, industry, technology, investment and research communities to explore emerging opportunities in ocean innovation and the blue economy.

Eco Wave Power’s interest in Rhode Island builds on earlier U.S. coastline feasibility work conducted with Shell Marine Renewable Energy, which evaluated potential locations for future commercial-scale wave energy deployment.

Rhode Island was among the geographic markets identified as potentially relevant for the Company’s technology.

Participation in the forum provided an opportunity to increase awareness of Eco Wave Power’s technology and engage with stakeholders active in the development of ocean-related industries and infrastructure.

The Company believes Rhode Island and other suitable U.S. coastal markets could represent potential future opportunities for expanding its domestic project portfolio.

Portugal: Advancing First 1 MW Installation, with APDL Support for Grid-Connection Extension and Progressing Rehabilitation Works

Portugal remains a key market in Eco Wave Power’s strategy to advance from pilot-scale demonstrations toward megawatt-scale wave energy deployment.

The Company’s planned 1 MW wave energy installation at Barra do Douro in Porto represents the initial phase of its concession agreement with APDL – Administração dos Portos do Douro, Leixões e Viana do Castelo, providing for the potential development of up to 20 MW of wave energy capacity.

On August 13, 2026, Eco Wave Power announced that APDL had officially commenced rehabilitation works at the Barra do Douro breakwater following storm-related damage to the port infrastructure.

The rehabilitation works are necessary to restore the relevant coastal structures and ensure appropriate stability and safety conditions before Eco Wave Power can commence equipment installation.

During the third quarter, Founder and Chief Executive Officer Inna Braverman visited Portugal and held meetings with key local subcontractors expected to participate in project execution.

These discussions included civil engineering, steel works and fabrication, hydraulic systems, electrical infrastructure and grid connection.

The Company believes that establishing a local execution network is an important preparatory step toward its first megawatt-scale installation.

Following these developments, Eco Wave Power received a formal support letter from APDL for submission to the relevant Portuguese ministry in connection with the Company’s request to extend the project’s grid-connection deadline.

The support letter explains that ongoing rehabilitation works at the North Jetty of Barra do Douro currently prevent Eco Wave Power’s Portuguese subsidiary from safely commencing installation of its wave energy infrastructure.

The letter identifies late 2027 as the scheduled completion period for the relevant rehabilitation works and supports the Company’s request to align its regulatory timetable with the infrastructure rehabilitation schedule.

Importantly, APDL has also informed Eco Wave Power that rehabilitation activities are progressing better than expected.

The Company is encouraged by this update and continues coordinating with APDL and its local subcontractors regarding the timing of site availability and installation readiness.

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Eco Wave Power aims to commence construction of its planned 1 MW wave energy installation during 2027, subject to completion of the necessary rehabilitation works, safe access to the site and applicable regulatory and grid-connection approvals.

The Company’s requested extension of the grid-connection deadline remains subject to approval by the relevant Portuguese authorities.

Eco Wave Power believes that the progress of rehabilitation works, APDL’s formal support and continued coordination with local execution partners represent important preparatory milestones toward the deployment of its first megawatt-scale project.

Taiwan: Continuing Preparations for Suao Port Wave Energy Installation

Eco Wave Power continues working with its local partner, I-Ke International Ocean Energy Co., a subsidiary of Lian Tat Company, regarding its planned wave energy installation at Suao Port, Taiwan.

The project is expected to incorporate locally manufactured floaters and deployment of Eco Wave Power’s proprietary technology within existing port infrastructure.

During 2026, the local partner secured a five-year land lease agreement for the designated wave energy project site, establishing a foundation for advancing the next stages of development.

The Company is currently awaiting the remaining approvals and authorizations involving its local partner and Suao Port before installation works can commence.

Eco Wave Power remains committed to advancing the project in coordination with its Taiwanese partners and believes the initiative could establish an important platform for future growth in the Asia-Pacific region.

The timing of installation remains dependent on receipt of the necessary approvals and confirmation of site readiness.

India: First Purchase Order from Fortune 500 Energy Giant Bharat Petroleum Advances Planned Wave Energy Pilot

One of Eco Wave Power’s most significant recent commercial milestones was achieved in India.

On October 29, 2026, the Company announced that Bharat Petroleum Corporation Limited (“BPCL”), one of India’s largest government-owned energy corporations and a Fortune 500 company, issued its first purchase order for the initial site-assessment phase of the companies’ planned wave energy project in Mumbai.

The milestone follows the Memorandum of Understanding signed between Eco Wave Power and BPCL during India Energy Week in February 2025.

The purchase order covers a comprehensive site-assessment study at BPCL’s Marine Oil Terminals at Jawahar Deep, Mumbai.

The initial work is intended to evaluate the technical feasibility and site conditions for installing Eco Wave Power’s proprietary onshore wave energy technology within BPCL’s existing marine infrastructure.

The scope includes:

●	Preparation of a detailed site-assessment and implementation work plan.

●	A metocean study evaluating local marine conditions.

●	Preparation and submission of a final site-assessment report.

The assessment is scheduled for completion within four months of the purchase order’s issuance.

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The Company views the purchase order as an important step in translating its strategic collaboration with BPCL into defined project-development activities.

India represents a potentially significant long-term market for wave energy, with the country’s Ministry of New and Renewable Energy having estimated approximately 40,000 MW of ocean energy potential along its coastline.

Eco Wave Power believes successful completion of the assessment could provide a foundation for further decisions regarding the planned pilot installation and potential future commercial-scale wave energy deployments in India.

The Company sees the collaboration with BPCL as an important opportunity to demonstrate the integration of wave energy technology into existing industrial and marine infrastructure while supporting India’s long-term renewable energy and energy-security objectives.

CEO Commentary:

The third quarter of 2026 and the months that followed marked an important period for Eco Wave Power, combining significantly improved financial performance with tangible progress across our international projects and meaningful advances in artificial intelligence.

From a financial perspective, we reduced our quarterly net loss by 47% and operating expenses by 25% compared with the same period last year.

We also recorded net financial income during the quarter, compared with net financial expenses in the corresponding period of 2025.

For the first nine months of 2026, we achieved a 24% reduction in net loss, a 14% reduction in operating expenses and an 80% reduction in net financial expenses.

For me, these improvements are particularly important because they demonstrate that we can continue advancing our technology and international project portfolio while maintaining financial discipline.

As a public company operating in an emerging renewable energy sector, we recognize that efficient capital allocation and responsible financial management are essential to creating long-term shareholder value.

During June, we also strengthened our financial position through a $4 million registered direct offering completed at a 10.7% premium to the previous Nasdaq closing price.

In October, a Schedule 13G filed with the SEC identified Citadel Advisors, Citadel Securities and other affiliated reporting persons in connection with beneficial ownership of Eco Wave Power securities.

We believe financial discipline and continued access to capital markets are important foundations as we work toward the next stages of commercialization.

Commercially, we believe we are beginning to see meaningful progress in translating strategic relationships and pilot demonstrations into more concrete project-development activities.

In India, our collaboration with Fortune 500 energy company Bharat Petroleum advanced to the issuance of the first purchase order for a comprehensive site assessment at BPCL’s marine infrastructure in Mumbai.

We believe this is an important milestone because it moves our collaboration from the initial agreement toward a defined implementation phase.

We believe major energy companies such as BPCL have the infrastructure, operational expertise and long-term perspective that can play an important role in accelerating the adoption of innovative renewable energy technologies.

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In the United States, we successfully completed our Port of Los Angeles pilot project earlier this year and have now initiated preliminary licensing-related discussions regarding a potential commercial-scale installation of up to 60 MW.

While this opportunity remains subject to additional technical assessments, licensing and approvals, we believe it represents an exciting possible next step in building on the experience gained from our U.S. pilot.

We were also encouraged to see Eco Wave Power’s Port of Los Angeles project specifically referenced in California’s Final SB 605 Consultant Report as the State continues evaluating pathways toward marine renewable energy commercialization.

In Rhode Island, I was honored to participate as an invited Luminary Speaker at the inaugural Futures: Ocean Forum in Newport.

Our engagement in Rhode Island builds on earlier U.S. coastline feasibility work conducted with Shell Marine Renewable Energy and reflects our continued interest in identifying suitable coastal locations for future commercial wave energy development.

Portugal remains one of our most important priorities as we prepare for our first megawatt-scale installation.

Our planned 1 MW project in Porto represents the first phase of our 20 MW concession agreement with APDL.

During the third quarter, I visited Portugal and met with key local subcontractors expected to participate in the project’s execution.

We are encouraged by APDL’s commencement of the necessary breakwater rehabilitation works, its formal support for our grid-connection deadline extension request and its indication that rehabilitation is progressing better than expected.

Our ambition remains to commence construction during 2027, subject to the completion of the necessary works, safe site access and regulatory approvals.

In Israel, our Jaffa Port station continues demonstrating operational reliability and generating valuable real-world data.

The production results published during August showed increased electricity generation during stronger wave conditions, while the station has maintained zero downtime attributable to our system since the beginning of 2025.

This installation continues to serve as an important foundation for the optimization and further development of our technology.

One of the developments I am most excited about, however, is the progress we are making in artificial intelligence and Digital Twin technology.

In September 2026, we announced the signing of an agreement with Germany-based AI engineering GmbH to develop an AI-powered Digital Twin platform for our proprietary wave energy technology.

Our goal was to combine physics-based simulation, machine learning and real-world operating data to create increasingly intelligent and predictive wave energy systems.

Just two months later, on November 2, we announced the successful completion of the first phase of this collaboration.

During Phase 1, we created a physics-based digital model of how ocean waves interact with our proprietary floaters, including simulations of structural forces, floater movement and potential energy generation under different sea conditions.

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We also began developing machine-learning capabilities for energy and load forecasting and evaluated how the model could be adapted to future project locations.

I believe this is an important achievement because it demonstrates that our AI strategy is moving from concept to practical technological implementation.

As our projects grow in size and geographic reach, we believe the ability to simulate, predict and optimize system performance could become increasingly valuable in improving engineering efficiency, accelerating deployment and enhancing scalability.

We were also particularly pleased to receive a formal support letter from NVIDIA Networking for our proposed Digital Twin and Energy-Aware Computing research initiative. NVIDIA Networking described our initiative as a key opportunity to demonstrate the application of AI, accelerated computing and Digital Twin technologies to next-generation renewable energy infrastructure.

This development builds on an exciting year in which our technology was featured twice in keynote presentations by NVIDIA Founder and CEO Jensen Huang, and NVIDIA published a dedicated corporate blog highlighting our technology, Digital Twin development and the longer-term potential for ocean-powered data centers.

For us, artificial intelligence represents two complementary opportunities.

First, we believe it can make our wave energy technology increasingly intelligent, predictive and scalable, helping us improve engineering decisions, system optimization, forecasting and maintenance efficiency.

Second, we see an emerging opportunity to supply renewable electricity to the rapidly expanding AI infrastructure market.

As data centers continue growing globally, their electricity requirements are becoming increasingly significant.

Many potential data-center locations and other energy-intensive infrastructure assets are situated near coastlines, where our technology could potentially generate renewable electricity using existing marine structures.

We are therefore engaged in discussions with data-center developers and infrastructure partners regarding potential wave energy integration into future coastal data-center projects.

In parallel, we are exploring technologies intended to enable secure connections between wave-energy systems and data-center infrastructure, together with trusted measurement, verification and settlement of electricity supplied.

Our vision is not only to make wave energy smarter through AI, but also to help provide the renewable electricity that the AI economy increasingly needs.

As we continue advancing our projects, our priorities remain clear.

We intend to focus on translating our international project pipeline into operating commercial installations, advancing our first megawatt-scale project in Portugal, building on commercial progress in India and the United States, moving our Taiwan project toward implementation, and further developing the AI capabilities that can strengthen our technology.

Throughout this process, maintaining financial discipline will remain a central priority.

We believe Eco Wave Power is increasingly positioned at the intersection of several important global trends: renewable energy, energy security, coastal infrastructure modernization and the extraordinary growth in electricity demand driven by artificial intelligence.

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We believe the progress achieved during the third quarter and the subsequent period provides a strong foundation for the next stages of our development.

I am proud of our team’s continued dedication and grateful for the trust and support of our shareholders and partners.

We believe the combination of improving financial performance, tangible commercial progress and increasingly intelligent technology positions Eco Wave Power for meaningful long-term growth.

We look forward to continuing to execute our strategy and updating our shareholders as we reach further milestones.

Inna Braverman
Founder and Chief Executive Officer
Eco Wave Power

Q3 2026 and Nine-Month Financial Overview

Third Quarter 2026 – Significant Year-Over-Year Improvement

For the three months ended September 30, 2026, Eco Wave Power reports:

●	Operating Expenses: $666 thousand, compared with $888 thousand during Q3 2025, representing a decrease of $222 thousand, or approximately 25%.

●	Net Financial Result: Net financial income of $137 thousand, compared with net financial expenses of $108 thousand in Q3 2025, representing a favorable year-over-year change of $245 thousand. This change was primarily attributable to a decrease in loss from foreign exchange differences.

●	Net Loss: $529 thousand, compared with $996 thousand in Q3 2025, representing a reduction of $467 thousand, or approximately 47%.

●	Solid Financial Position: As of September 30, 2026, Eco Wave Power held approximately $7.68 million in total cash and short term bank deposits, including restricted deposits, providing financial resources to support its ongoing technology-development initiatives

Nine Months Ended September 30, 2026

For the nine months ended September 30, 2026, the Company achieved:

●	Research and Development Expenses: Decreased by $281 thousand, or approximately 48%, to $310 thousand, compared with $591 thousand during the corresponding period of 2025.

●	Sales and Marketing Expenses: Decreased by $62 thousand, or approximately 21%, to $231 thousand, compared with $293 thousand during the corresponding period of 2025.

●	General and Administrative Expenses: Decreased by $42 thousand, or approximately 3%, to $1,569 thousand, compared with $1,611 thousand during the corresponding period of 2025.

●	Other Income: Totaled $69 thousand, compared with $78 thousand during the corresponding period of 2025.

●	Share of Net Loss of a Joint Venture: Totalled $76 thousand, compared with $59 thousand during the corresponding period of 2025.

●	Total Operating Expenses: Decreased by $359 thousand, or approximately 14%, to $2,117 thousand, compared with $2,476 thousand during the corresponding period of 2025.

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●	Net Financial Expenses: Decreased by $328 thousand, or approximately 80%, to $84 thousand, compared with $412 thousand during the corresponding period of 2025. This decrease was primarily attributable to a decrease in loss from foreign exchange differences.

●	Net Loss: Decreased by $687 thousand, or approximately 24%, to $2,201 thousand, compared with $2,888 thousand during the corresponding period of 2025.

Conference Call and Webcast Information

The Chief Executive Officer of Eco Wave Power, Inna Braverman, and the Company’s Chief Financial Officer, Aharon Yehuda, will host a conference call to discuss the financial results and outlook on Wednesday, November 4, 2026, at 9:00 AM Eastern time.

●	The dial-in numbers for the conference call are 888-506-0062 (toll-free) or 973-528-0011(international). If requested, please provide participant access code: 957468.
●	The event will be webcast live, available at: https://www.webcaster5.com/Webcast/Page/2922/54757
●	You may submit your questions for the call until November 3, 2026, at 12:00 PM Eastern time via email to: aharon@ecowavepower.com

A replay will be available by telephone approximately four hours after the call’s completion until Wednesday, November 18, 2026. You may access the replay by dialing 877-481-4010 from the U.S. or 919-882-2331 for international callers, using the Replay ID 54757. The archived webcast will also be available on the investor relations section of the Company’s website.

About Eco Wave Power Global AB (publ)

Eco Wave Power Global (NASDAQ: WAVE) is a pioneering onshore wave energy company that converts ocean and sea waves into clean, reliable, and cost-efficient electricity using its patented technology. By generating renewable power directly from existing coastal infrastructure such as breakwaters, jetties, and piers, Eco Wave Power enables sustainable electricity production in close proximity to coastal cities, ports, and energy-intensive infrastructure.

As global electricity demand continues to rise – driven in part by the rapid growth of artificial intelligence, data centers, and digital infrastructure – Eco Wave Power is positioning its technology as a scalable, nearshore renewable energy solution capable of supporting next-generation power needs.

With a mission to accelerate the global transition to renewable energy while supporting the next generation of digital and industrial infrastructure, Eco Wave Power developed and operates Israel’s first grid-connected wave energy power station, recognized as a “Pioneering Technology” by the Israeli Ministry of Energy and co-funded by EDF Power Solutions. In the United States, the Company successfully completed the first-ever onshore wave energy pilot station at the Port of Los Angeles, in collaboration with AltaSea and Shell Marine Renewable Energy.

Eco Wave Power is expanding globally with projects planned in Portugal, Taiwan, and India, representing a project pipeline of 404.7 MW. The Company has received international recognition and support from organizations including the European Union Regional Development Fund, Innovate UK, and the EU Horizon 2020 program, and was honored with the United Nations Global Climate Action Award.

Eco Wave Power’s American Depositary Shares (ADSs) are traded on the Nasdaq Capital Market under the ticker symbol “WAVE.”

For more information, please visit www.ecowavepower.com

For press inquiries, please contact: info@ecowavepower.com

Note: Information available on or through the websites mentioned herein does not form part of this press release.

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Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses its belief that maintaining access to institutional capital and public equity markets is an important component of its strategy; the potential commercial-scale wave energy installation of up to 60 MW at the Port of Los Angeles, including the expected preparation and submission of an initial presentation to the Port of Los Angeles and the belief that progressing from a completed pilot toward such an installation represents an important opportunity; its belief that California’s continued assessment of marine renewable energy provides an encouraging foundation for potential future commercial deployments; its belief that Rhode Island and other suitable U.S. coastal markets could represent potential future opportunities; its aim to commence construction of its planned 1 MW wave energy installation in Portugal during 2027, the requested extension of the project’s grid-connection deadline and the belief that its preparatory milestones will support deployment of its first megawatt-scale project; the expected receipt of the remaining approvals required to commence installation at Suao Port, Taiwan, and the belief that the project could establish an important platform for future growth in the Asia-Pacific region; the expected completion of the BPCL site assessment within four months of the purchase order’s issuance and the belief that successful completion of the assessment could provide a foundation for further decisions regarding the planned pilot installation and potential future commercial-scale deployments in India; the roadmap for potential subsequent phases of its AI-powered Digital Twin program and the belief that the Digital Twin and related AI capabilities could contribute to improved engineering decisions, design optimization, predictive maintenance, forecasting and more efficient deployment of larger commercial installations; the potential assistance of NVIDIA Networking should the proposed research initiative receive funding; its discussions with data-center developers and infrastructure partners regarding potential wave energy integration into future coastal and nearshore data-center projects, its development of technologies intended to support secure connections and trusted measurement, verification and settlement of electricity supplied, and its belief that wave energy could supply renewable electricity to AI and data-center infrastructure; and its belief that the combination of improving financial performance, commercial progress and increasingly intelligent technology positions it for long-term growth. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2025 filed with the SEC on March 12, 2026, which is available on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

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Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

	September 30, 2026	December 31, 2025
	In USD thousands

Assets
CURRENT ASSETS:
Cash and cash equivalents	4,424	6,022
Short term bank deposits	3,012	-
Restricted short-term bank deposits	248	251
Trade receivables	4	9
Other receivables and prepaid expenses	221	254
TOTAL CURRENT ASSETS	7,909	6,536

NON-CURRENT ASSETS:
Property and equipment, net	841	929
Right-of-use assets, net	29	137
Investments in a joint venture accounted for using the equity method	525	534
TOTAL NON-CURRENT ASSETS	1,395	1,600
TOTAL ASSETS	9,304	8,136

Liabilities and equity
CURRENT LIABILITIES:
Loans from related party	1,067	1,042
Current maturities of long-term loan	164	139
Accounts payable and accruals:
Trade	62	130
Other	951	1,181
Short term lease liabilities	21	133
TOTAL CURRENT LIABILITIES	2,265	2,625

NON-CURRENT LIABILITIES:
Long-term loan	-	24
TOTAL NON-CURRENT LIABILITIES	-	24

TOTAL LIABILITIES	2,265	2,649

EQUITY:
Common shares	116	102
Share premium	29,438	25,882
Treasury shares	(77)	(77)
Foreign currency translation reserve	(1,290)	(1,466)
Accumulated deficit	(20,966)	(18,768)
Capital and reserves attributable to parent company shareholders	7,221	5,673
Non-Controlling interest	(182)	(186)
TOTAL EQUITY	7,039	5,487
TOTAL LIABILITIES AND EQUITY	9,304	8,136

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Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (Unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2026	2025	2026	2025
	In USD Thousands
OPERATING EXPENSES
Research and development expenses	(92)	(192)	(310)	(591)
Sales and marketing expenses	(57)	(170)	(231)	(293)
General and administrative expenses	(496)	(522)	(1,569)	(1,611)
Other income	5	16	69	78
Share of net loss of a joint venture accounted for using the equity method	(26)	(20)	(76)	(59)
TOTAL OPERATING EXPENSES	(666)	(888)	(2,117)	(2,476)

OPERATING LOSS	(666)	(888)	(2,117)	(2,476)

Financial expenses	(15)	(216)	(174)	(660)
Financial income	152	108	90	248
FINANCIAL (LOSS) INCOME - NET	137	(108)	(84)	(412)

NET LOSS	(529)	(996)	(2,201)	(2,888)

ATTRIBUTABLE TO:
The Parent Company shareholders	(528)	(984)	(2,198)	(2,861)
Non-controlling interests	(1)	(12)	(3)	(27)
	(529)	(996)	(2,201)	(2,888)

	In USD
Loss per common share – Basic and diluted	(0.01)	(0.02)	(0.05)	(0.06)

Weighted average number of common shares used in calculation of loss per common share	49,917,308	46,710,187	47,850,887	46,724,987

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